Fluux

Technology Software Hardware Mobile Analytics

A revolutionary smartphone accessory that empowers users to quit vaping

FLUUX.COM SAN FRANCISCO CALIFORNIA


FLUUX's app lets you monitor your use, putting you in control.



We chose this project because it resolves a problem that was personally affecting our lives. Our CEO, Chadwick, was addicted to vaping even though he had never smoked traditional cigarettes. It impacted his relationships, finances, and health before he decided to quit. Fluux is the result of his journey.

Chadwick Manning Co-Founder & CEO @ Fluux

Why you may want to support us...

1. Founded by three serial entrepreneurs, with 4 exits, and earned awards such as the Forbes 30U30
2. FLUUX participated in the Plug and Play Vape Tech Accelerator resulting in a paid pilot with JTI
3. MVP ready to launch in July 2020 with beta users.
4. Global smoking cessation and nicotine de-addiction products market was estimated to be $14B in 2018

Why investors ❤ us

WE'VE RAISED $173,798 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chadwick Manning

Co-Founder & CEO

A Forbes 30U30 and Grist 50 Honoree. Manning founded Electriq Power, an energy storage and energy management solutions company that is thriving. Manning has raised over $15M in Capital in his career and generated $30M+ in revenues at his companies.



Ravi Kurani

Chief Product Offier

Mr. Kurani is a Forbes 30U30 serial entrepreneur. He recently exited Sutro, a smart water sensor company, where he was co-founder and CEO.



Himanshu Shah

Chief Technology Officer

Himanshu Shah is a technology expert whose work has touched millions of people around the world. He is the founder of Aethon Labs, a vertically integrated IoT product studio based in San Francisco that helps bring start up's products to market.

In the news

Entrepreneur

Assessing the Effects of Apple's Ban on Vaping Apps

5 min read Opinions expressed by Entrepreneur contributors are their own. By mid-2018, as Juul's sales skyrocketed, the company was valued at a booming $15 billion. However, amid stringent investigations

November 27, 2019 @ entrepreneur.com

INFLUENCIVE

Why This Entrepreneur Believes Technology Will Be the Catalyst to the Future of Vaping

One of the most controversial topics of the past year has been vaping. What was once promoted as a tool to help smokers kick the habit has transformed into its own industry. While vaping certainly has success

October 31, 2019 @ influencive.com

Downloads

FLUUX Deck - 5-26-20.pdf

Fluux. Quit vaping easily.

Vaping is at an all-time high — and many are at risk for irreversible lung damage and disease. Yet, quitting is hard. Fluux is a battery case that charges your JUUL, tracks your usage, and helps you reduce it. The company is founded by 3 entrepreneurs with 4 exits.

First, we identified the problem.

Back in 2019, our three founders were sitting at a bar when a server came up and asked "Is this yours?" She was holding a vaporizer that had fallen out of the pocket of our CEO. It was a habit that was plaguing him. Even though he had never smoked cigarettes, he was addicted to nicotine and wanted to quit. It was taking a toll on his relationship with his wife and their finances. Unfortunately, his efforts had been entirely unsuccessful. The team knew that there had to be a better way to more seamlessly integrate a cessation program into his's daily life that would help him to save money, .

We strategized a plan of attack.

The problem with cessation programs in today's market is that they are expensive, force you to aggressively cease your physical addition, and do not seamlessly integrate into your day-to-day life.

For a solution to catch on with our target market, we knew that we needed a trojan horse - something that could give users the resources to quit without being combative.


?
YES!
OH NO!
Low Battery

Our solution is FLUUX.

This smartphone case design solves two major issues that every vape user experiences - Vaporizers are often misplaced, and also quickly run out of battery.

FLUUX's smartphone battery case has a location to both store and charge a JUUL safely and discretely (with more brands to come). When paired with the FLUUX mobile app, users can track their vaping usage through detailed analytics. The app also allows users to sign up for a bespoke pod auto-ship program, set reduction goals, and, in the future, provide support or counseling from medical professionals and peers.

We built our first prototype.

In June 2019, we had our first prototype made.



And it worked beautifully!

We went to Plug and Play's Vape Tech Accelerator... And got a paid pilot with Japanese Tobacco International (JTI).

We participated in the only vape technology accelerator in the world, which was a coordinated effort between JTI and Play and Play tech accelerator. We built a FLUUX vaporizer for JTI as part of the paid pilot in hopes that we would score a white-label deal.


FLUUX

We haven't closed with JTI yet due to the coronavirus disrupting the economy, but we are still in discussions and there is still a potential to close in the future. To present our Pilot, we visited Switzerland and got to see CERN!


ELENA

As well as enjoy a bit of Geneva's Christmas spirit!



Now we're almost ready to launch our MVP!

Check out our App on Testflight! Our hardware is connecting to our mobile application and is sending data!

[video]

Our safety testing is nearly complete and we're ready to launch with the closing of our WeFunder round! Invest to be part of the solution!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We help people quit vaping using a trojan horse methodology; the FLUUX smartphone case appeals to vape users by resolving issues with storage and charging. Once in use, we gather data that is empowering for users & informative for companies.

Where will your company be in 5 years?

We want to be bought by one of our strategic partners in order to reach a higher percentage of vaporizer users across the globe.

Why did you choose this idea?

We chose this project because it resolves a problem that was personally affecting our lives. Our CEO, Chadwick, was addicted to vaping even though he had never smoked traditional cigarettes. It impacted his relationships, finances, and health before he decided to quit. Fluux is the result of his journey.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Current legislation prevents manufacturers from making fundamental design changes to their vaporizers without FDA approval.

Due to this obstruction, vaping companies have been unable to release devices that monitor. This absence has created a void of behavioral data for advertisers, researchers, health and human services, insurance, and manufacturers. In response, FLUUX has created a solution that leverages analytics, technology, and doctor expertise to help empower users to quit.

For a solution to catch on with our target market, we knew that we needed a trojan horse - something that could give them the resources to quit without being combative.

Our solution is FLUUX.

How far along are you? What's your biggest obstacle?

FLUUX was a participant in the Plug and Play Vape Tech Accelerator Program, which concluded in December 2019.

FLUUX also engaged in a paid Pilot for a white-labeled version of a smartphone battery case and app for JUUL's competitor, LOGIC Compact.

The FLUUX is performing its certification testing in order to obtain it's UL/CE/FCC listed. FLUUX is scheduled to start shipping this June to beta users.

Our biggest obstacle is reaching potential customers. As retail has been hit extremely hard and advertising restrictions continue to be enforced around vaping products, our largest obstacle is audience outreach and then converting them at a CPA that helps us to achieve a profit.

Who competes with you? What do you understand that they don't?

FLUUX's smartphone battery case has a location to both store and charge a JUUL safely and discretely (with more brands to come). When paired with the FLUUX mobile app, users can track their vaping usage through detailed analytics. The app also allows users to sign up for a bespoke pod auto-ship program, and set reduction goals.

Our three most direct competitors are 1) BRIK Charger, 2) Duo Case, and 3) JUUL.

BRIK Charger and JUUL have independent battery cases that can only be used for charging a JUUL and not a phone. Duo case is a similar phone and vape charging battery case, but it has a smaller battery and less ergonomic design. All three companies are not able to monitor vaporizer usage, which gives us a clear advantage.

How will you make money?

We offer a direct to consumer business model, but we are pursuing new channels for expanding to health & human services, employers, and insurance providers.

Our business makes money in 3 ways:

1) Hardware. Our gross margins are 65% at $79.99 MSRP.

2) Bespoke Pod Re-Ordering. Customers are able to sign up for a bespoke pod re-ordering subscription based on their usage and their reduction goals. We drop ship pods and earn a 20% commission.

3) Enterprise Data Products. The data we are collecting is very valuable to insurers, employers, and manufacturers alike. Thus, we hope to turn our unique data set into an enterprise data product over the next 12 months.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk to the business is our ability to reach customers cost-effectively. Facebook and Instagram's restrictions on vaping related products make it difficult to reach our target demographics on typical marketing channels. We are testing new methods of reaching customers via social media influencers and new marketing affiliate networks.